August 26, 2010

VIA EDGAR AND FACSIMILE (703) 813-6963

Mr. Edwin Kim
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Kim:

This letter is submitted on behalf of NovaMed, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from John Reynolds dated July 16, 2010 to Thomas S. Hall, Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K filed March 16, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies and Estimates, page 32

Asset Impairment, page 33

1.                                      We note that you did not record any impairment to goodwill during 2009 or the three months ended March 31, 2010.  However, it appears that the net book value of your equity exceeded your market capitalization as of December 31, 2009, March 31, 2010 and the date of this letter.  Please tell us how you considered market capitalization in your goodwill impairment test and reconcile for us the difference between the market capitalization and net book value of equity as of the date of your annual impairment test.  Quantify the amount of any assumed control premium and disclose in future filings the factors considered in deriving this estimate.

Response:

The following table shows the Company’s market capitalization and net book value of equity as of December 31, 2009, March 31, 2010 and June 30, 2010.  Market capitalization is calculated using our closing stock price on the last day of the fiscal quarter multiplied by our common shares outstanding on the last day of the fiscal quarter.  Net book value of equity is Total NovaMed, Inc. stockholders’ equity which does not include the equity of the Company’s noncontrolling interests.

Dollars in thousands	12/31/09	3/31/10	6/30/10

Stock market capitalization	$89,814	$80,560	$66,051
Net book value of equity	91,028	92,589	94,126

Surplus (deficit)	$(1,214)	$(12,029)	$(28,075)

As per the above table, at the time of our annual impairment test at the end of 2009, the Company’s market capitalization was below our net book value of equity by a slight margin.  This relationship is something we consider as part of our annual test but is not the basis for our test.  For our 2009 impairment test we utilized a combination of a market multiple approach and a discounted cash flow approach to estimate the fair value of each of our reporting units.  In our market approach, we used a range of enterprise value multiples obtained from various external market sources which we applied to the 2010 budgeted EBITDA (earnings before interest, income taxes, depreciation and amortization) of each of our six reporting units.  We then applied a fair value percentile to each range based on our estimate of what the Company would receive if we were to sell the reporting unit as a whole in an orderly transaction between market participants.  The EBITDA of the reporting units exclude certain corporate overhead expenses that, in our opinion, a market participant would not incur in running the business.  The excluded overhead expenses represented approximately 33% of our total overhead.  When our market  approach results in an estimated fair value less than 5% greater than our carrying value, we also consider a discounted cash flow analysis in our ultimate assessment of the  fair value of the reporting unit.  This was the case for two of our six reporting units.  We believe that the discounted cash flow approach can be a more reliable method of determining fair value in cases where there has been or is expected to be significant fluctuations in the EBITDA of a reporting unit.

Using the final results of our impairment test, we estimated the fair value of our six reporting units to be approximately $252 million.  This value less the Company’s net debt of approximately $122 million at December 31, 2009 resulted in an equity value of approximately $130 million which exceeded our net book value of equity by $39 million.  We define net debt as total long-term debt plus the face value of our convertible subordinated debt less cash.  This is a common approach investment professionals use for valuing businesses.  Based on the results of our annual impairment test, we concluded that goodwill was not impaired in any of our reporting units.  In our annual impairment test we did not specifically quantify an assumed control premium but we believe that the market multiples we utilized already include a control premium.

At the end of the first quarter of 2010, we did observe that the Company’s market capitalization had decreased further.  During the first quarter, our market capitalization averaged $91.6 million based on the average closing price of our stock during the quarter.  At March 31, 2010, our market capitalization was $80.6 million.  This resulted in a deficit between our market capitalization and our net book equity value of $92.6 million at March 31, 2010 in a range of $1.0 million to $12.0 million.  We considered the following three factors in concluding that despite this deficit the fair value of our reporting units had not declined below their carrying amounts:  (1) the deficit was significantly below the surplus of $39 million calculated (based on the total of the estimated fair values of our reporting units) in our annual impairment test; (2) the EBITDA of our reporting units had not declined significantly in the first quarter compared to our budget and prior year first quarter; and (3) we did not believe there had been a significant change in market multiples paid for similar businesses based on our experience in the market which includes pursuing acquisition opportunities for our own portfolio.

During the second quarter of 2010, we noted the further decline in the Company’s market capitalization which averaged $79.8 million in the quarter and ended the quarter at $66.0 million.  This resulted in a deficit between our market capitalization and our net book equity value of $94.1 million at June 30, 2010 in a range of $14.3 million to $28.1 million.  Although the deficit had increased, we still concluded that the fair value of our reporting units had not declined below their carrying amounts for the same three reasons noted above:  (1) the deficit was still below the $39 million surplus calculated in our annual impairment test; (2) the EBITDA of our reporting units had not declined significantly in the first half of 2010 compared to our budget and the first half of 2009; and (3) we continued to believe that there had not been a significant change in market multiples paid for similar businesses based on our experience in the market which includes pursuing acquisition opportunities for our own portfolio.

In addition to the above, we did consider the acquisition premium that would have to be paid for our equity in order for the market value to equal our net book value.  Using the June 30, 2010 valuation, the acquisition premium would need to equal 43%. Using our average market capitalization in the second quarter of 2010, the acquisition premium would need to be 18%.  We then compared this to data obtained from an investment bank which showed acquisition premiums paid for public healthcare companies in the last three years.  In the 50th to 70th percentile categories the acquisition premiums ranged from 35.2% to 106.8% relative to the one day prior, one week prior and ten days prior stock prices.  We believe that based on the relatively recent decline in our stock price and considering how our recent price is significantly below our 52 week high price of $16.41, an acquisition premium in excess of 44% is reasonable to assume.  This gave us further comfort that goodwill was not impaired in any of our reporting units at June 30, 2010.

While we acknowledge that our market capitalization is a relevant reference point for value, we also believe that the volatility of our stock price needs to be considered when determining how to use this single reference point.  As a micro-cap, public company with relatively low trading volume in our stock, we experience significant volatility in our stock price.  This is demonstrated by the wide range between the current 52 week low and high prices of $7.71 and $16.41, respectively.  This is why we do not use market capitalization as the basis for our annual impairment test.  However, in future filings, we will quantify the difference between our market capitalization and net book value of equity and determine, based on current market data, if a reasonable potential buyer would offer an acquisition premium to cover the difference.

2.                                      We note that you determined that goodwill was not impaired during the performance of your annual impairment test.  We also note that your market capitalization is currently below the book value of your equity and has been for consecutive quarters.  Please advise us whether you have performed an interim impairment test subsequent to year-end.  If not, please explain how you analyzed the difference between your market capitalization and book value to conclude that an interim impairment test was not necessary.  If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Response:

We did not perform an interim impairment test subsequent to year-end for the reasons set forth in the final four paragraphs of our response to question 1.

3.                                      Please expand your critical accounting policy disclosures in future filings, including your next Form 10-Q, to address the fact that your market capitalization is below your book value of equity.  Your disclosures should clearly indicate the magnitude and duration of this condition.  Your disclosures should also address and discuss the specific factors that you considered in determining that goodwill was not impaired as of the most recent reporting date.  Please provide us your proposed disclosures supplementally.

Response:

We will enhance our future disclosures to address the fact that our market capitalization is below the book value of our equity, if still applicable.  Due to the fact that we do not repeat our critical accounting policies disclosed in our Form 10-K, we plan to address this issue within the Intangible Assets footnote and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our next Form 10-Q.  Using the information in our recently filed second quarter Form 10-Q, below is an example of the enhanced disclosure we plan to incorporate in our third quarter Form 10-Q.

During the first six months of 2010, the Company experienced a decrease in market capitalization.  As of June 30, 2010, net book value of equity of $94,126 exceeded the Company’s market capitalization of $66,051 by $28,075.  As of December 31, 2009, the Company’s net book value of equity exceeded its market capitalization by $1,214.  The Company’s annual test for goodwill impairment conducted in December of each year considers the relationship between market capitalization and net book value of equity but does not consider it to be the basis for the test.  The Company’s annual test for goodwill impairment utilizes a market multiple approach to estimate the fair value of each of its reporting units.  For each reporting unit, the Company applies a range of enterprise value multiples obtained from various market sources to the respective budgeted EBITDA (earnings before interest, income taxes, depreciation and amortization) for the following year.  The Company further applies a fair value percentile to each range based on its estimate of what the Company would realize if it were to sell the reporting unit as a whole in an orderly transaction between market participants.  The EBITDA of the reporting units excludes certain corporate overhead expenses that, in the Company’s opinion, a market participant would not incur in running the reporting unit.  When the Company’s market multiple approach results in an estimated fair value less than 5% greater than its carrying value, the Company also performs a discounted cash flow projection to determine fair value.  Although the Company’s market capitalization has decreased during the last six months due to a fluctuating and volatile stock price, there have not been any events that have caused the fair value of the Company’s reporting units to decline significantly or materially that would be an indicator of goodwill impairment during this interim period.

4.                                      In light of your significant goodwill balance and potential impairment of intangible and other assets related to this business, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•                  Percentage by which fair value exceeded carrying value as of the most recent step one test;

•                  Amount of goodwill allocated to the unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

Based on the results of our annual impairment test, three of our six reporting units had estimated fair values that were in excess of 56% greater than our carrying value.  The allocated goodwill, total net book value and estimated fair value of these three reporting units were $5.5 million, $9.6 million and $30.0 million, respectively.  Our largest reporting unit (surgical facilities) had an estimated fair value $17.5 million, or 9%, greater than our carrying value.  This reporting unit accounts for 94% of the total goodwill in our consolidated financial statements. For this reporting unit, allocated goodwill, total net book value and estimated fair value were $182.9 million, $193.9 million and $211.4 million, respectively.  However, for the other two reporting units we initially estimated a fair value less than 5% greater than our carrying value using the market multiple approach.  We then performed a discounted cash flow analysis for these two reporting units to determine fair value.  The requested information for each of these reporting units is as follows:

Dollars in thousands	Optical laboratories	MDnetSolutions

Goodwill allocated	$4,811	$688

Total net book value	$6,192	$3,018
Estimated fair value	6,893	3,334
Surplus	$701	$316
Percentage of surplus to net book value	11.3%	10.5%

The cash flow projection we prepared for each reporting unit started with our 2010 budget.  In developing our 2010 budgets for each reporting unit we made certain assumptions about our ability to increase revenue by adding new customers.  These assumptions were based on both historical experience and our sales pipeline.  We then projected an additional nine years using a relatively conservative projected revenue growth rate, 3% in the case of our Optical Laboratories business and 5% in the case of MDnetSolutions.  Using our historical experience, we assumed that a combination of minimal price increases and the addition of new customers would produce this assumed growth rate.  We then projected the after-tax cash flow for each reporting unit using a combination of historical expenses and variable expenses related to the incremental new revenue.  We used current market multiples to calculate residual value and used the weighted average cost of capital of the reporting unit for the discount rate.  The uncertainty inherent in our projections relates to the general economy as well as our ability to add new customers.  For both projections we assumed the economy would stabilize in the second quarter of 2010 and start to improve slightly in the second half of 2010.  We also assumed that our individual sales efforts would be successful in bringing in new customers to both businesses.  A further deterioration of the economy and/or our failure to bring in new customers would negatively impact our assumptions.

Our actual experience in the first six months of 2010 has been positive for our Optical Laboratories business.  In the first six months of 2010, the revenues of our Optical Laboratories business were 2% ahead of budget and 10% ahead of last year.  For the same period, the EBITDA of our Optical Laboratories business was 16% ahead of budget and 18% ahead of last year.  Based on these results, we are confident in our projections and our assessment that goodwill is not impaired in this reporting unit.

Our experience with our MDnetSolutions business was not positive.  At the time of our annual 2009 impairment test and through the end of the first quarter of 2010, we believed that we would be successful in converting prospective customers of our MDnetSolutions business into paying customers.  This belief was based on our sales pipeline and the feedback we received during sales meetings regarding the products and services we offered.  However, after two more months of failing to convert prospective customers into paying customers as well as poor financial results, we changed our assumptions about our ability to grow this business.  As a result, we decided to divest MDnetSolutions in June 2010 which resulted in an impairment of goodwill in the amount of $688,000 and other intangible assets in the amount of $981,000.

5.                                      Please tell us and disclose in future filings the date at which you perform your annual impairment test.

Response:

We perform our annual goodwill impairment test during the month of December using financial information as of and for the period ending October 31st as well as our budget for the following year.  We will disclose this in future filings.

Revenue Recognition and Accounts Receivable, Net of Allowances, page 32

6.                                      We note from your disclosure in the second paragraph of page 33 that your contractual allowance balance decreased as you implemented a new billing process that results in no contractual allowance being recorded.  We understand that gross accounts receivable, or the sum of net accounts receivable and related allowances, includes amounts that were never collectible based on how your legacy billing system functioned.  We presume that the contractual allowances were adjusted as collections were received from Medicare and other third party payors.  Please confirm our understanding and tell us and discuss in future filings when you expect this effect of the legacy billing system, i.e., the significant balance of the allowance for contractual adjustments, to be completely eliminated.  Please provide us with a copy of your revised disclosure.

Response:

Your presumption regarding the mechanics of the contractual allowances is correct.  In response to your question regarding the legacy system, we expect the respective contractual allowance balances to be substantially eliminated by the end of 2011.  Due to the complex nature of the implementation process and the fact that we deliberately spread the implementation plan out over a year and a half for the sake of accuracy and proper training, the last three of the planned implementations will take place in November of this year.  We estimate that it will take nine months to a year before the contractual allowance balances relating to the legacy system are substantially eliminated.  Furthermore, the contractual allowance balances relating to the legacy system will never be completely eliminated since we decided to not implement the new process for at least four of our ASCs.  The billing software at these ASCs does not have the technical functionality to accommodate the new process.  In addition to not being able to completely eliminate the contractual allowance balances of the legacy system, we will also always have a certain amount of contractual allowance balances relating to our new process.  As described on page 33 of our 2009 Form 10-

K, the new process is being applied to most, but not all, of our surgical procedures performed.  There are certain procedures we perform for which we do not have a contract with the respective payor.  As a result, we will continue to record an estimated contractual allowance for these procedures based on historical experience.

We will incorporate the above or a subset of the above in future filings.

Liquidity and Capital Resources, page 41

7.                                      We note on page 43 that you are subject to a leverage ratio under the terms of the credit agreement.  Furthermore, we note on page 32 that an asset impairment may cause you to be in default of one or more covenants of your credit facility.  Please tell us and expand your discussion in future filings as follows:

(a)           Describe in greater detail those covenants in which it is reasonably possible that an impairment could result in a violation of the covenant, including how the leverage ratio is calculated;

(b)           Disclose the actual ratios attained and describe in quantitative and qualitative terms the impact an impairment would have on the ratios; and

(c)           Describe the consequences that a default would have on your liquidity and capital resources, including a discussion of any cross-default provisions.

Response:

(a)          The Company’s credit agreement contains three financial covenants:  minimum net worth, maximum total and senior debt leverage ratios, and minimum fixed charges ratio.  The leverage ratio and fixed charges ratio requirements would not be impacted by a goodwill impairment because the calculations are based on EBITDA as defined in the credit agreement.  EBITDA is defined as net income from continuing operations plus income and franchise taxes plus interest expense plus depreciation and amortization plus non-cash, non-recurring losses plus stock compensation expense.  An impairment charge would be considered a non-cash, non-recurring loss and, therefore, would not reduce EBITDA.  The senior leverage ratio is calculated by taking total senior debt at the end of the reporting period (less that portion of our debt guaranteed by our physician-partners) divided by EBITDA for the previous four quarters.  The total leverage ratio adds the $75 million face value of our convertible subordinated debt to total senior debt and the sum is divided by EBITDA for the previous four quarters.  However, a goodwill impairment could result in a violation of our minimum net worth requirement.  For this covenant, the Company is subject to a minimum net worth requirement that increases each quarter.  The minimum requirement is 75% of our net worth at June 30, 2009 plus 50% of our net income (without giving effect to any losses) for each quarter after June 30, 2009 plus 50% of the proceeds from any equity issuance since June 30, 2009 plus 50% of any incremental additive equity associated with any acquisitions.  A goodwill impairment of significant magnitude could cause our actual net worth to decline below the minimum requirement.

(b)         The table below shows our actual results compared to the requirement for each of the three financial covenants for the periods ending December 31, 2009, March 31, 2010 and June 30, 2010:

Dollars in thousands	12/31/09	3/31/10	6/30/10

Actual net worth	$91,028	$92,589	$94,126
Minimum net worth required	67,181	67,892	68,871

Surplus	$23,847	$24,697	$25,255

Total leverage ratio:
Actual	4.22	4.21	3.96
Required (not greater than)	4.75	4.75	4.75

Senior leverage ratio:
Actual	1.64	1.57	1.33
Required (not greater than)	2.50	2.50	2.50

Fixed charge ratio:
Actual	1.69	1.66	1.70
Required (not less than)	1.40	1.40	1.40

A goodwill impairment charge in excess of the surplus shown in the above net worth table would cause our actual net worth to drop below the minimum requirement and, therefore, would result in a violation of the net worth covenant.  In other words, a goodwill impairment charge of greater than $23.8 million in the fourth quarter of 2009 would have reduced the Company’s net worth below the required minimum.  As noted in (a) above, a goodwill impairment charge would not impact the leverage ratios and fixed charges ratio.

(c)          If the Company anticipated a goodwill impairment charge of a magnitude that would put us out of compliance with our net worth covenant, we would first approach our banks to seek an amendment to the covenant.  If our banks did not agree to an amendment and a default was triggered under the terms of the credit agreement, the banks could force the acceleration of payment of any amounts outstanding under the credit agreement.  There are cross-default provisions with several of our other loan agreements that would also be triggered potentially requiring the acceleration of payment of any outstanding loan balances under those agreements.  In this circumstance, the Company might not have access to other credit sources to raise the funds required for repayment of outstanding loan balances and may be required to seek protection under the bankruptcy laws.

In future filings, we will correct the statement to read that an asset impairment may cause us to be in default under one covenant in our credit facility and incorporate specific disclosure regarding our net worth covenant as noted above and in the Company’s Risk Factors.

Recent Accounting Pronouncements, page 45

8.                                      We note on page 48 that you were assessing the potential impact of the adoption of ASU No. 2009-17.  This pronouncement became effective for you beginning January 1, 2010, and we could not locate any disclosure in your Form 10-Q for the quarter ended March 31, 2010 that described the impact of this pronouncement’s adoption.  Please tell us and disclose in your next Form 10-Q the impact, if any, that adoption of ASU No. 2009-17 had on your financial statements.

Response:

This was an oversight as we inadvertently excluded this from our first quarter Form 10-Q.  This pronouncement did not have an impact on the Company.  We will include this fact in our third quarter Form 10-Q.

Note 2.  Summary of Significant Accounting Policies, page F-7

Recent Accounting Pronouncements, page F-11

9.                                      We note on page F-13 that the adoption of ASC 810 resulted in the reclassification of cash paid to noncontrolling interestholders from an operating activity to a financing activity.  Please tell us and describe in your discussion of Liquidity and Capital Resources in future filings how you determine the amounts to distribute to noncontrolling interests.  In this regard, clarify whether the amounts are contractually determined or discretionary and how the cash distributions are transactions with owners acting in capacity as owners rather than the capacity as service providers.  Explain to us who the noncontrolling interestholders are, and to the extent they are physicians, describe the services provided by them and where compensation for such services are reflected in your statements of operations.

Response:

As outlined on page 5 of the Company’s Form 10-K, we generally own and operate our surgical facilities through joint ownership arrangements in which we own a majority interest in the facility with the noncontrolling equity interests being owned by the physicians who perform the surgeries in the ASC.  Each facility is generally owned and operated through a separate limited liability company, with one of our wholly owned subsidiaries serving as the manager of the entity.  In certain instances, we may own the facility through a limited partnership with one of our wholly owned subsidiaries serving as the general partner.  The physician-partners are not employees of the Company and therefore there is no direct compensation paid for their services.  Distributions to noncontrolling interests are contractually determined and calculated either monthly or quarterly based on the respective ASC’s “cash available for distribution” which is typically defined as the ending cash balance less any accounts payable and accrued expenses.  For each ASC, the cash available for distribution is distributed to all partners, including NovaMed, based on the partner’s respective ownership percentage.  Cash distributions are not related to the services a physician provides at our ASC.

A physician who performs a surgery at an ASC, whether a partner in the ASC or just a user of the ASC, separately bills a “professional fee” to the appropriate payor for the service of performing the surgery.  This fee is paid directly to the physician and not to the ASC.

We will describe the general calculation of distributions to noncontrolling interests in future filings.

Exhibits

10.                               We note that Exhibits 4.6 and 10.9 are missing exhibits, schedules, or attachments.  In your next periodic report, please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company hereby confirms that we will file Exhibits 4.6 and 10.9 in their entirety, including all exhibits, schedules, and attachments with the Company’s next periodic report as required by Item 601(b)(10) of Regulation S-K.

Schedule 14 A filed April 14, 2010

Executive Compensation, page 23

11.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company advises the Staff that the Company, after review and analysis, determined that no disclosure related to the Company’s compensation policies and practices for our employees was required pursuant to Item 402(s) of Regulation S-K. This determination was made after consideration of the Company’s compensation policies and practices as part of the proxy preparation process. The proxy preparation process and pertinent analyses, detailed further in this letter, led to the conclusion that potential risks related to such policies and practices were not reasonably likely to have material adverse effect on the Company.

When structuring the Company’s compensation program, management and the Compensation Committee of the Company’s Board of Directors consider whether the terms and conditions of such compensation program may encourage inappropriate risk-taking by officers or employees of the Company within the overall context of the risks inherent in our organizational and strategic objectives. Those inherent risks are considered by the Audit Committee of the Company’s Board of Directors in connection with its oversight of the Company’s policies with respect to risk assessment and risk management.

In addition, in preparing the above referenced filings, members of the Company’s management, the Company’s Disclosure Review Committee, and the Compensation Committee of the Company’s Board of Directors reviewed and considered the risks that are considered reasonably likely to arise out of those compensation policies and practices described in the Proxy Statement under the caption “Compensation Discussion and Analysis,” and those applicable to all of the Company’s employees, including non-executive officers. The purpose of the review was to consider and assess the likelihood that risks arising from the Company’s compensation policies and practices would have a material adverse effect on the Company. Among the items noted during this review were:

•                  The Company’s incentive programs were in large part based on objective performance measures and goals including:

•                  the Company’s strategic objectives;

•                  achievable financial performance centered on the Company’s financial expectations; and

•                  individual goals.

•                  A significant portion of variable compensation is delivered in equity (stock options and full-value shares) with multi-year vesting. The Company believes that equity compensation helps reduce compensation risk by balancing financial or strategic goals against any other factors management may take into consideration to ensure long-term stockholder value.

•                  Limited upside opportunity on cash incentives (capped at 1.5x target) further ensures that management does not have an undue incentive to pursue short-term financial performance at the expense of long-term stockholder value.

As part of the review, management and the Compensation Committee had access to and consulted with the Company’s outside counsel related to the nature of the compensation-related risks and disclosure requirements of Item 402(s) of Regulation S-K. Upon completion of the above review, the Company concluded that any risks arising from its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

Based on this conclusion, and based on the Commission’s guidance in Release 34-61175, Proxy Disclosure Enhancements (December 16, 2009), the Company determined that no disclosure related to the Company’s compensation policies and practices was required pursuant to Item 402(s) of Regulation S-K.

Where applicable in future filings, the Company will provide appropriate disclosures pursuant to Item 402(s) of Regulation S-K if the Company determines that the risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company.

Certain Relationships and Related Transactions, page 38

12.                               In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K.  Please confirm that you will provide this disclosure.

Response:

The Company hereby confirms that we will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.

In connection with these responses, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (312) 780-3234 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer